Mail Stop 3561

August 27, 2009

Via Fax & U.S. Mail

Mr. Alan B. Graf, Jr.
Chief Financial Officer
942 South Shady Grove Road
Memphis, Tennessee 38120

> **Re:** **FedEx Corporation**
> **Form 10-K for the year ended May 31, 2009**
> **Filed July 15, 2009**
> **File No. 001-15829**

Dear Mr. Graf:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(901) 818-7111